                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                          Satellite Enterprises Corp.
            --------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   39677R 10 0
            --------------------------------------------------------
                                 (CUSIP Number)

                             Satellite Holdings, Ltd
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 27, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP NO. 39677R 10 0


     Satellite Holdings, Ltd.
--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     NOT APPLICABLE
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
--------------------------------------------------------------------------------
 (3) SEC Use Only


--------------------------------------------------------------------------------
 (4) Source of Funds*
         WC
--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         Turks & Caicos Islands
         Caribbean Place, Leeward Highway
         P.O. Box 599, Site 3
         B.W.I., Providenciales
         Turks & Caicos Islands

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               13,783,740 SHARES OF COMMON STOCK
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                      N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  13,783,740 SHARES OF COMMON STOCK
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                      N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,783,740 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     53% OF COMMON STOCK**
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO

                                  SCHEDULE 13D

                              CUSIP NO. 39677R 10 0


     Keith Burant
--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     NOT APPLICABLE
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds*
         WC
--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         Turks & Caicos Islands

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0 SHARES OF COMMON STOCK
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                      N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0 SHARES OF COMMON STOCK
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                      N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

         Keith Burant disclaims ownership of 13,783,740 shares of common stock. Mr. Burant is filing this report because he is the sole officer of the holder of such shares.
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0 OF COMMON STOCK**
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     INDIVIDUAL
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 39677R 10 0


     Peter Sparke
--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     NOT APPLICABLE
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds*
         WC
--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                  Canadian

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               13,783,740 SHARES OF COMMON STOCK
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                      N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  13,783,740 SHARES OF COMMON STOCK
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                      N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 13,783,740 SHARES OF COMMON STOCK (through Satellite Holdings, Ltd.)
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     53% OF COMMON STOCK**
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     INDIVIDUAL

                      *SEE INSTRUCTION BEFORE FILLING OUT!

** SEE ITEM 3 BELOW FOR ADDITIONAL INFORMATION. BASED ON 25,855,240 SHARES OUTSTANDING AS OF THE DATE HEREOF.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") of GreenVolt Power Corp., a Nevada corporation (the "Issuer"), which has its principal executive offices at 20 Varcrest Place, N.W., Calgary, Alberta, Canada T3A 0B9. Mr. Peter Sparke is a Canadian citizen, and is the beneficial owner of Satellite Holdings, Ltd., and thereby is the beneficial owner of the securities reported herein. Mr. Sparke's business address is 46 Mount Gibraltar Heights S.E., Calgary, Alberta, Canada, T2Z 3R2.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer held by Satellite Holdings, Ltd., a Turks & Caicos Islands corporation ("Satellite"). Satellite's principal business address is Caribbean Place, Leeward Highway, Site 3, B.W.I., Providenciales, Turks & Caicos Islands. The business of Satellite is to invest in and hold securities.

         The director and sole officer of Satellite is Sterling Directors Ltd. Sterling Directors Ltd. does not own any shares individually, and files this report only in its capacity as, and by virtue of its office as, President of Satellite. Sterling Directors Ltd. disclaims beneficial ownership of any of the securities referenced herein. The sole shareholder of Satellite is Sterling Nominees Ltd., a Turks & Caicos company. The sole beneficial owner is Peter Sparke (the "Beneficial Owner"). The Beneficial Owner is a Canadian citizen. Mr. Sparke does not own any securities of the Issuer individually, and files this report only in his capacity as the beneficial owner of all of the capital stock of Satellite.

         Satellite, Sterling Directors Ltd. and the Beneficial Owner have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 27, 2002, Satellite acquired 13,783,740 shares of the Issuer's issued and outstanding common stock from Thomas L. Faul, the Issuer's then sole director and officer, and majority shareholder. Consideration paid for these securities was $50,000 cash ($0.0036 per share), along with certain releases from liability. Satellite raised the $50,000 from the Shareholder as capital contributions.

         As of the date of this Schedule 13D, Satellite owns 13,783,740 shares of the Common Stock of the Company, representing 53.3% of the outstanding common stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Issuer by Satellite was primarily to gain control of the issuer. To the best knowledge of
Satellite:

         (a) There are no tentative plans or proposals by Satellite to acquire additional securities of the Issuer.

         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries, other than as follows:

         The Company may seek to acquire or merge with an existing business, and/or enter into new businesses. The Company may provide limited consulting or other services until such time as an acquisition or merger is contemplated.

         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

         (d) There are presently two vacancies on the Board of Directors of the Issuer, which has an authorized number of three members. At the present time, Robert Hodge is the only director serving on the Board of Directors of the Issuer. Satellite has no present plans to initiate or approve any change to the Board of Directors.

         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer, except that the Board of Directors has approved a one for one hundred reverse stock split, to be effective September 15, 2002.

         (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure, except as noted above.

         (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person, except for the reverse stock split described above.

         (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board ("EBB").

         (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Satellite is the direct owner, and the Beneficial Owner is the beneficial owner, of 13,783,740 shares of the Common Stock of the Issuer. Satellite acquired these securities as described in Item 3.

         (b) Satellite, and through it, the Beneficial Owner, has the sole power to vote and to dispose of the securities of the Issuer described herein.

         (c) No other purchases or sales of the Common Stock of the Issuer have been made by Satellite or the Beneficial Owner during the past 60 days, except as described in Item 3.

         (d) To the best knowledge of Satellite, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by Satellite and beneficially owned by the Beneficial Owner.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best knowledge of Satellite, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Satellite.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Share Purchase Agreement
         Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SATELLITE HOLDINGS, LTD. by Director
                                            Sterling Directors Ltd.


September 4, 2002                           By: /s/ Keith Burant
                                               ---------------------------------
                                               Keith Burant, Director

Exhibit 1

                            JOINT FILING AGREEMENT


         Agreement among Satellite Holdings, Ltd., Sterling Directors Ltd. and Peter Sparke whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the parties named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of GreenVolt Power Corp. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13d- 1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 4th day of September 2002.

SATELLITE HOLDINGS, LTD. by Director
Sterling Directors Ltd.

By: /s/ Keith Burant
    -------------------------------
    Keith Burant, Director


Sterling Directors Ltd.

/s/ Keith Burant
-----------------------------------
Keith Burant, Director


Peter Sparke

/s/ Peter Sparke
-----------------------------------
Peter Sparke

EXHIBIT 2

                            SHARE PURCHASE AGREEMENT


THIS AGREEMENT is made and entered into this day of August, 2002, by and between THOMAS FAUL (hereinafter "Seller") and SATELLITE HOLDINGS LTD. (hereinafter "Purchaser").


                              W I T N E S S E T H:

         WHEREAS, the Seller is the record owner and holder of 13,783,740 duly issued and outstanding shares (the "Shares") of the capital stock of GreenVolt Power Corp. (hereinafter "Corporation"), representing 53.3% of the outstanding capital stock of Corporation on a fully diluted basis; and

         WHEREAS, the Purchaser desires to purchase the Shares and the Seller desires to sell the Shares upon the terms and subject to the conditions hereinafter set forth;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and the sale of the Shares aforementioned, it is hereby agreed as follows:

         1.       PURCHASE AND SALE

         Subject to the terms and conditions hereinafter set forth, at the closing of the transaction contemplated hereby, the Seller shall sell, convey, transfer, and deliver to the Purchaser certificates representing 13,783,740 Shares of the outstanding capital stock of Corporation, free and clear of all liens, claims and encumbrances, and the Purchaser shall purchase from the Seller the Shares, in consideration of the sum of US$50,000 (the "Purchase Price"). The certificates representing the Shares shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed in blank, in either case with signatures guaranteed in the customary fashion, with Medallion Guarantee (the "Stock Power"). In addition, the Seller shall deliver to the Purchaser that certain Action by Written Consent of the Board of Directors of GreenVolt Power Corp., a Nevada corporation (the "Resolutions"), and that certain General Release and Settlement Agreement, dated as of the date hereof, between the Seller and the other parties named therein (the "General Release").

         2.       CLOSING

         The Closing of the Transactions contemplated by this Agreement (the "Closing"), shall be held at the offices of Corporate Legal Services, LLP, 2224 Main Street, Santa Monica, California 90405 ("CLS"), on the 2nd day of August, 2002, at 1:00 p.m. EDT, or such other place, date and time as the parties mutually agree upon. No party hereto need be present and CLS is hereby instructed to act as Escrow upon receipt of copies of this Agreement executed by all parties, the Shares and Stock Powers, and the purchase price specified herein in cleared funds, to deliver the Shares and Stock Powers to Purchaser, and to concurrently deliver the purchase price to Seller, in each case, with copies of this executed Agreement. CLS hereby agrees to comply with this instruction, and shall not release any funds to Seller until such time as CLS has received the Shares, Stock Powers, Resolutions and General Release. CLS shall not release the Shares, Stock Powers, Resolutions and General Release to Purchaser until CLS has received the Purchase Price into its trust account from Purchaser, has wired such Purchase Price to Seller as directed by Seller, and has received confirmation of Seller's receipt of such funds.

         3.       AMOUNT AND PAYMENT OF THE PURCHASE PRICE

                  (a) The total consideration to be paid for the Shares shall be the sum of Fifty Thousand US Dollars (US$50,000.00), payable by wire transfer to CLS as escrow holder.

                  (b) Seller shall provide to Purchaser all corporate and business records of GreenVolt Power Corp. In addition, Seller shall provide reasonable assistance to Purchaser and GreenVolt Power Corp., as may be requested by GreenVolt Power Corp's auditors and legal counsel, relating to obtaining information required to file annual, quarterly or other reports with the United States Securities and Exchange Commission or as required by applicable federal securities laws and regulations.

         4.       REPRESENTATIONS AND WARRANTIES OF SELLER

         The Seller hereby represents and warrants:

                  (a)      Organization and Standing:

                           The Corporation is a Corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the corporate power and authority to carry on its business as it is now being conducted.

                  (b)      Restrictions on the Shares:

                           (i) The Seller is not a party to any agreement, written or oral, creating rights in respect to Shares in favor of any third person or restricting in any way all voting rights with request to the Shares;

                           (ii) The Seller is the lawful owner of the Stock, free and clear of all security interests, liens, encumbrances, equities and other charges, and has full power and authority to convey clear title and ownership to the Shares;

                  (c) There are no existing warrants, options, stock purchase agreements, redemption agreements, restrictions of any nature or any calls or rights to subscribe of any character relating to the Corporation's capital stock, nor are there any existing securities and contracts convertible into the Corporation's stock;

                  (d) The Shares, totaling 13,783,740 Shares of the Common Stock of Corporation, represent 53.3% of the outstanding capital stock of the Corporation at this date on a fully diluted basis, and will represent 53.3% of the outstanding capital stock of the Corporation on a fully diluted basis on the date of Closing and conveyance of the Shares to Purchaser;

                  (e) Set out on Exhibit A is a list of all outstanding accounts payable and liabilities of the Corporation at this date. There will be no additional accounts payable, liabilities or obligations incurred by the Corporation between this date and the date of Closing this transaction. Any liabilities other than those set forth on Exhibit A shall be assumed by the Subsidiary;

                  (h) The Seller has all requisite authority to execute this Agreement, and Seller and the Corporation have the requisite authority to enter into a concurrent agreement between Seller and Corporation, and other parties named therein, wherein Seller agrees to release all claims, including for compensation for services rendered, that he has or may have against the Corporation, and all claims for expenses incurred or advanced at any time, in exchange for the transfer by Corporation of all of the outstanding stock of its wholly-owned subsidiary, GreenVolt Corp. to Seller (hereinafter the "Settlement Agreement"). Said Settlement Agreement is a lawful agreement and all required corporate action will have been complete in order to permit the consummation of said Settlement Agreement, prior to the Closing.

                  (i) The Corporation is current in all Reports required to be filed under the Securities Exchange Act of 1934, as of this date, and will be current in such filings on the date of Closing, and at the Closing Corporation's Shares will be actively listed and traded on the NASD over-the-counter Bulletin Board market. All such Reports do not contain any material misstatement or omission that, in light of the facts and information contained in such reports, would be misleading.

                  (j) There are no material contracts to which the Corporation is a party, which have not been fully disclosed in reports filed with the SEC.

                  (k) There is no litigation pending or threatened against the Corporation, and Seller has no knowledge of any claims or facts that would give rise to any such claims.

         5.       REPRESENTATIONS AND WARRANTIES OF SELLER AND PURCHASER

         (a) The Seller and Purchaser hereby represent and warrant that there has been no act or omission by the Seller, Purchaser or the Corporation which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finders' fee, or other like payment in connection with the transaction contemplated hereby.

         (b)      Purchaser represents as follows:

                  a. Investment Intent. The securities being acquired by Purchaser are being acquired for investment for Purchaser's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof. Such Purchaser understands that the securities have not been registered under the Securities Act or any state securities laws by reason of their contemplated issuance in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and applicable state securities laws, and that the reliance of the Corporation, Seller and others upon these exemptions is predicated in part upon this representation by Purchaser. Such Purchaser further understands that the securities may not be transferred or resold without (i) registration under the Securities Act and any applicable state securities laws, or (ii) an exemption from the requirements of the Securities Act and applicable state securities laws.

                  b. The securities are only transferable pursuant to (a) a public offering registered under the Securities Act, (b) pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities or blue sky laws, (c) a transfer not involving a change in beneficial ownership or (d) in the case of a partnership or limited liability company, distribution of such securities to its partners or members, or a partner's or member's estate.

                  c. Each certificate representing the Shares shall be endorsed with the following legend:

                           THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR WITH THE SECURITIES COMMISSION OF ANY STATE UNDER ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAWS AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN A TRANSACTION EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE SECURITIES LAWS.

                  d. Accredited Investor. Each of the Purchaser and Seller is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act.

                  e. Purchaser is a valid and legal business entity, duly formed and authorized to do business and enter into this Agreement. This Agreement is a valid and binding agreement, enforceable according to its terms against the Purchaser.

         6.       CONDITIONS TO CLOSE

         (a) The Settlement Agreement shall be consummated immediately prior to the Close, and all shares of GreenVolt Corp. shall be transferred to Seller in exchange for Seller's cancellation of Seller's claims against Corporation.

         (b) Seller shall deliver a bring down certificate dated the date of the Closing, in form satisfactory to Purchaser, certifying to the correctness as of the date of Close of all representations and warranties made by the Seller.

         (c) The Shares shall be delivered to the Purchaser, and the Purchase Price shall be delivered to the Seller, as contemplated herein.

         7.       IMMEDIATELY AFTER THE CLOSE

         Seller shall resign as an officer and as a Director of Corporation, and concurrently appoint Robert Hodge as a Director in his place and stead, effective the next business day after the Closing. All other current Directors of Corporation will resign as well on the day of the Closing. Written irrevocable resignations, dated the day of the Closing will be delivered at the Closing into the hands of Purchaser.

         Seller and Purchaser each further agree that they will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, including United States federal and state securities laws, to consummate and make effective the transactions contemplated herein, including using their best efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, if any; provided, however, that neither Purchaser nor Seller shall be required to undertake any material financial burden that is not contemplated hereunder.

         Following the Closing, each of Seller and Purchaser shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be reasonably necessary, or otherwise reasonably requested by the other party, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the contemplated transactions, and to assist the Corporation in gathering information as requested by the Corporation's auditors and legal counsel in connection with filings required by applicable securities laws, including without limitation, annual, quarterly and current reports.

         8.       HOLD HARMLESS

         Seller and Purchaser each hereby agree to hold the other harmless from all costs and expenses as a result of claims flowing from the actions of the other.

         9.       GENERAL PROVISIONS

                  (a)      Entire Agreement

                  This Agreement (including the exhibits hereto and any written amendments hereof executed by the parties), as well as the Settlement Agreement, constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

                  (b)      Sections and other Headings

                  The Section and other headings contained in this Agreement are for reference purposes only and shall not effect the meaning or interpretation of this Agreement.

                  (c)      Governing Law

                  This Agreement and all transactions contemplated hereby shall be governed by, construed and enforced in accordance with the laws of the State of California. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY. The parties agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in the Province of Ontario, Canada. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorneys' fees, court costs and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.

         (d)      Counterparts

                  This Agreement may be executed in counterparts, each of which may be deemed a part of this Agreement

         (e)      Notices

                  Any and all notices or other communications required or permitted by this contract or by law to be served on or given to either party hereto, Purchaser or Seller or Corporation, by the other party hereto or by the escrow holder named in this contract, shall be, unless otherwise required by law, in writing and deemed duly served and given when personally delivered to the party to whom directed or any of its officers or, in lieu of such personal service, when deposited in the United States mail, first class postage prepaid, addressed as follows:

                           To Purchaser:

                                    Satellite Holdings Ltd.
                                    Caribbean Place, Leeward Highwqy
                                    Providenciales, B.W.I.
                                    Turks & Caicos Islands

                           With copy to Purchaser's legal counsel:

                                    Law Offices of Davis & Associates, Inc.
                                    Donald G. Davis, Esq.
                                    P. O. Box 12009
                                    Marina Del Rey, California 90295

                           To Seller:

                                    Thomas Faul
                                    4055 Digby Drive, R.R.2
                                    Orillia, Ontario L3V 6H2, Canada

                           With a copy to Seller's legal counsel:

                                    Bourne, Jenkins & Mulligan
                                    27 Peter St. N.,
                                    Orillia, Ontario L3V 6J6, Canada
                                    Attn: Don Jenkins, QC, Esq.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.


SATELLITE HOLDINGS LTD.    (Purchaser)


By Director
-------------------------------------
Sterling Directors Ltd.

/s/ Keith Burant
-------------------------------------
Keith Burant, Director




THOMAS L. FAUL                      (Seller)


/s/ Thomas L. Faul
-------------------------------------
Thomas L. Faul


ESCROW

The undersigned agrees to comply with Section 2 hereof. No other agreement, representation or warranty is made by the undersigned.

CORPORATE LEGAL SERVICES, LLP (as escrow holder only):